SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 5, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures:

One press release relating to Lovenox.

Press Release

Your Contact:
Corinne Hoff
Aventis Global Media Relations
Tel.: +33 3 88 99 19 16
Fax: +33 3 88 99 11 13
Corinne.Hoff@Aventis.com

Aventis sues two generic filers in the U.S.
to enforce ‘618 patent for Lovenox

Strasbourg, France, August 5, 2003 — Aventis announced today that it has filed patent infringement lawsuits to enforce U.S. Patent 5,389,618 (the ‘618 patent, which expires on February 14, 2012) against two companies seeking to market generic versions of the anti-thrombotic agent enoxaparin sodium in the United States, where the product is marketed as Lovenox®.  Aventis also will continue its effort to have this patent reissued.

As previously reported, Aventis was notified in late June 2003 that Amphastar Pharmaceuticals, Inc. and Teva Pharmaceuticals USA had filed Abbreviated New Drug Applications (ANDAs) with the U.S. Food and Drug Administration (FDA) that included Paragraph IV certifications against the ‘618 patent. Each Paragraph IV certification asserts that the ‘618 patent is invalid or unenforceable or that it would not be infringed by the proposed generic product.

By suing to enforce the ‘618 patent within 45 days from receipt of the notices of Paragraph IV certifications, Aventis is entitled to automatic stays prohibiting the FDA from approving these ANDAs for 30 months, or until an earlier court decision adverse to Aventis in a patent infringement lawsuit.

Aventis announced at the end of July that Amphastar had notified it of an additional Paragraph IV certification against U.S. Patent Number 4,692,435 (the ‘435 patent, which expires on December 24, 2004), also relating to Lovenox.  The ‘618 patent and the ‘435 patent are the two

Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com
Address for visitors: 16, Avenue de l’Europe • Espace Européen de l’Entreprise • F-67300 Schiltigheim

patents for enoxaparin sodium listed by Aventis in the Orange Book, the FDA’s official listing of approved drug products. Aventis continues to consider its legal options with respect to the ´435 patent.

Aventis moving forward with reissuance process for contested patent

As previously announced, Aventis filed an application with the U.S. Patent and Trademark Office (USPTO) in May 2003 for the reissuance of the ‘618 patent with the same claims as the original patent.  The USPTO published a public notice of Aventis’ reissuance application in its Official Gazette on July 22, starting a two-month public comment period. After this period expires, substantive review of the patent by the USPTO should begin.

About Lovenox

Lovenox is a low-molecular-weight heparin (LMWH) approved by the FDA for seven indications. Numerous clinical studies have demonstrated the product’s benefits as a safe and effective way to significantly reduce the incidence of deep vein thrombosis in a wide range of patient populations, and also as effective prophylaxis of ischemic complication of unstable angina (UA) and non-Q wave myocardial infarction (NQWMI) when administered concomitantly with aspirin. The safety and efficacy of Lovenox, which is marketed as Clexane® in certain areas of the world, is reflected by its use in the treatment of more than 100 million patients in 96 countries.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release regarding the probability or timing of FDA approval of an ANDA for any generic version of Lovenox, the onset of generic competition for Lovenox, the reissuance of the ‘618 patent related to Lovenox, and any action Aventis may take in relation to ANDA filings are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as whether any additional ANDAs for generic versions of Lovenox are filed, the ability of ANDA filers to demonstrate the safety and equivalency of their respective products to the satisfaction of the FDA, the financial and other resources available to ANDA filers to manufacture and market their respective products, and the timing and substance of any actions by the U.S. Patent and Trademark Office relating to Aventis’ application for reissuance of the ‘618 patent. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission in the U.S. and in the current Annual Report -”Document de Référence”- on file with the “Commission des Opérations de Bourse” in France.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: August 5, 2003	By:	/s/ Dirk Oldenburg
Name: Dirk Oldenburg
Title: General Legal Counsel